EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Nine months ended
	September 30,	Year	Year	Year	Year	Year
	2014	2013	2012	2011	2010	2009
EARNINGS

Income before income taxes*	$5,388	$6,562	$6,351	$6,031	$5,755	$4,632

Add:

Interest expense (including amortization of capitalized interest)	127	166	191	206	220	236

Interest component of the ESOP benefit expense	—	—	—	—	—	1

Portion of rent under operating leases representative of the interest component	78	103	92	85	81	76

Less:
Equity in undistributed income of 20-50% owned companies	(2)	(1)	3	4	4	4

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$5,595	$6,832	$6,631	$6,318	$6,052	$4,941

FIXED CHARGES

Interest on debt (including capitalized interest)	124	166	194	206	218	246

Interest component of the ESOP benefit expense	—	—	—	—	—	1

Portion of rent under operating leases representative of the interest component	78	103	92	85	81	76

TOTAL FIXED CHARGES	$202	$269	$286	$291	$299	$323

RATIO OF EARNINGS TO FIXED CHARGES	27.7	25.4	23.2	21.7	20.2	15.3

*2009 results included net pre-tax charges of $194 million related to restructuring actions partially offset by a gain on sale of real estate.